[LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP]

December 22, 2006

VIA EDGAR CORRESPONDENCE

Michael Kosoff, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Legg Mason Partners Variable Portfolios III, Inc.
Registration Statement on Form N-14 Filed on November 3, 2006
Securities Act File No. 333-138415

Dear Mr. Kosoff:

This letter responds to comments on the above-referenced Registration Statement that you provided in a telephone conversation with the undersigned on November 29, 2006.

For your convenience, the substance of those comments has been restated below. The Registrant’s responses to each comment are set out immediately under the restated comment.

Comment No. 1: Distinguish between the two reorganizations more clearly through the use of headings or otherwise.

Response: This change has been made. Headings have been modified to better distinguish between the two reorganizations, and the table of contents has been revised to include sub-headings relating to each reorganization.

Comment No. 2: State in the body of the Proxy Statement/Prospectus that neither reorganization is contingent on the other.

Response: Disclosure has been added to the body of the Proxy Statement/Prospectus to make clear that neither reorganization is contingent on the other, substantially in the form included in the Question & Answer section.

Comment No. 3: Confirm that the disclosure about the tax implications of sales of portfolio securities is applicable given that the Funds are insurance products.

Response: Although the Funds are insurance products, we believe that information regarding the sale of portfolio securities is useful to shareholders and variable annuity contract holders in that it informs them that such sales may be made, even though the shareholders or variable annuity contract holders may not face tax implications as a result of such sales of portfolio securities.

Michael Kosoff, Esq.

December 22, 2006

Comment No. 4: Since the Registration Statement does not incorporate by reference the Acquiring Fund’s prospectus, confirm that all the disclosure about the Acquiring Fund required by Item 5 of Form N-14 appears in the Proxy Statement/Prospectus.

Response: The Proxy Statement/Prospectus contains all the disclosure about the Acquiring Fund required by the Form.

Comment No. 5: Please explain why securities lending risk is included as a principal risk in the “Summary” section of the Proxy Statement/Prospectus.

Response: The Acquiring Fund’s prospectus lists securities lending risk as a principal risk so that disclosure was incorporated here. Please see our response to Comment No. 4 above.

Comment No. 6: Please clarify the comparison of risks between the Acquired and Acquiring Funds.

Response: This change has been made. The comparison of risks between each Acquired Fund and the Acquiring Fund has been clarified by adding disclosure informing investors of the risks to which each Fund is subject.

Comment No. 7: Designate the existing class of the Acquiring Fund as Class I for ease of reading, even though it has not yet been designated as such.

Response: This change has been made. The existing class of the Acquiring Fund has been designated as Class I.

Comment No. 8: The narrative introduction to the expense examples should state that the examples do not include separate account expenses and that if they did, the expenses would be higher.

Response: The disclosure has been added.

Comment No. 9: Please explain whether the change in the fundamental investment restriction on diversification for certain of the Funds affects the diversification status of such Funds.

Response: Each Fund will maintain its diversified status; however, following the changes to the fundamental investment restriction, it will not have a fundamental investment restriction on diversification. Each Fund will still be required to obtain a majority shareholder vote to change its diversification status, as required by the Investment Company Act of 1940, as amended.

Comment No. 10: Consider revising certain disclosure as a result of the vote on the proposals set out by the global proxy statement.

Response: This change has been made. Shareholders of both Funds approved all the proposals for those Funds in the global proxy statement, and disclosure that was affected by the approval of such proposals has been revised accordingly.

Michael Kosoff, Esq.

December 22, 2006

Comment No. 11: Please verify whether there is a discrepancy between the disclosure in the body of the Proxy Statement/Prospectus and Appendix D regarding Legg Mason Partners Variable Premier Selections All Cap Growth Portfolio’s diversification requirement.

Response: The disclosure in the body of the Proxy Statement/Prospectus regarding Legg Mason Partners Variable Premier Selection All Cap Growth Portfolio’s diversification requirement is consistent with the disclosure in Appendix D.

Comment No. 12: There is disclosure in the section captioned “Reasons for the Reorganizations and Board Considerations” that states that the discussion of the Reorganization Agreement is qualified in its entirety by reference to the form of Reorganization Agreement attached as Appendix B. If that disclosure is intended to limit shareholders’ ability to rely on the disclosure in the body of the Proxy Statement/Prospectus or the Registrant’s liability for such disclosure, then such sentence should be deleted.

Response: The above-referenced disclosure is not intended to limit shareholders’ ability to rely on the disclosure in the body of the Proxy Statement/Prospectus but rather to direct shareholders’ attention to the entirety of the Reorganization Agreement. The disclosure is by its nature a summary of the Reorganization Agreement.

Comment No. 13: The description in the “Reasons for the Reorganizations and Board Considerations” sub-section of how expenses are borne should state that the Funds are paying the balance.

Response: This change has been made. The disclosure has been amended to reflect the allocation of expenses as set out in the Reorganization Agreement.

Comment No. 14: Please explain why the disclosure of capital loss carryforwards is applicable given that the Funds are tax-deferred vehicles.

Response: We believe that such disclosure is appropriate information for shareholders and variable annuity contract holders notwithstanding the lack of tax consequences to them.

Comment No. 15: State whether the Boards of Directors have considered the impact on the Acquired Funds of the loss of capital loss carryforwards.

Response: Information regarding the capital loss carryforwards of the Acquired Funds and the effect of the proposed reorganizations on the Funds’ ability to use the loss carryforwards was provided to the Boards of Directors for their consideration in approving the respective reorganizations.

Comment No. 16: If there is an adverse impact on the Acquired Funds from the loss of the capital loss carryforwards, disclosure regarding such impact should be added to the “Summary” section. If there is no adverse impact because of the nature of the Funds, disclosure regarding such fact should be added.

Michael Kosoff, Esq.

December 22, 2006

Response: This change has been made. Disclosure has been added to the Summary stating that if the reorganizations are effected, shareholders of the combined fund will benefit from use of the capital loss carryforwards. In the case of Legg Mason Partners Variable Premier Selections All Cap Growth Portfolio, disclosure has been added to the Summary to state that the use of the capital loss carryforwards will be limited.

Comment No 17: Please provide a more specific description of Richard Freeman’s experience over the past five years.

Response: This change has been made. A more specific description of Mr. Freeman’s experience over the past five years has been added.

Comment No. 18: Please explain why disclosure regarding revocation of proxies is relevant since the shares of the Funds are all held by insurance companies.

Response: Item 2 of Schedule 14A, the requirements of which are made applicable by Item 7 of Form N-14, requires disclosure regarding the ability of security holders to revoke a proxy.

Comment No. 19: Please explain how the record date shares will be disclosed since the record date is after the effective date:

Response: The number of shares outstanding on the record date has been added and will appear in the Rule 497 filing of the Proxy Statement/Prospectus.

Comment No. 20: Add the new and old names of the Funds to the annual report disclosure in Appendix I.

Response: The new and old names of the Funds have been added to Appendix I and will appear in the Rule 497 filing of the Proxy Statement/Prospectus.

Comment No. 21: Please add the 5% shareholder information to Appendix M.

Response: The 5% shareholder information has been added to Appendix M and will appear in the Rule 497 filing of the Proxy Statement/Prospectus.

Comment No. 22: Since the pro forma capitalization table is as of April 30, 2006 and the 10% determination is as of October 31, 2006, please update the pro forma capitalization table to as of October 31, 2006.

Response: This change has been made. The pro forma capitalization table has been updated as of October 31, 2006.

Comment No. 23: Provide Tandy representations.

Michael Kosoff, Esq.

December 22, 2006

Response: The above-referenced Registrant has authorized us to represent that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff, it acknowledges that:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8558.

Very truly yours,

/s/ Dianne E. O’Donnell

Dianne E. O’Donnell

cc:	Harris C. Goldblat, Esq.
Burton M. Leibert, Esq.
Benjamin J. Haskin, Esq.
Anthony A. Vertuno, Esq.
Elliot J. Gluck, Esq.